Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2014 year-end results as well as the Letter to Unitholders and Supplemental Information on the website under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2014 year-end results conference call can be accessed via webcast on Tuesday, February 3, 2015 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial +1-604-638-5340 at approximately 8:50 a.m. The teleconference taped rebroadcast will also be available until midnight on March 3, 2015. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. please call +1-604-638-9010 (password: 9245#).

Brookfield Infrastructure Reports 2014 Year-End Results

2015 Distribution increased by 10%

February 3, 2015 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2014.

	Three months ended Dec 31		Year ended Dec 31
US$ millions (except per unit amounts)	2014	2013	2014	2013
FFO1	$180	$175	$724	$682
– per unit2	$0.86	$0.83	$3.45	$3.30
Net income (loss)	$67	$(195)	$184	$(58)
– per unit3	$0.28	$(0.96)	$0.67	$(0.43)

In 2014, Brookfield Infrastructure earned FFO of $724 million, or $3.45 per unit, compared with $682 million or $3.30 per unit in 2013.  On a per unit basis, our results increased by 5% compared to the prior year as organic growth and incremental earnings on capital that we deployed over the past 12 months more than offset the impact of asset sales.  On  a comparable or ‘same store’ basis, we delivered growth of 11%, driven primarily by growth in our utilities rate base, higher volumes in our transport operations and inflation indexation realized across most of our businesses. With a distribution of $1.92 per unit, these results translated to a 62% payout ratio4.

We reported net income of $184 million ($0.67 per unit3) for the year ended December 31, 2014, compared to a net loss of $58 million ($0.43 per unit3) in the prior year.  The increase in net income is attributable to higher earnings from operations, partially offset by higher depreciation and income tax expense in the current period, in addition to a one-time charge recorded in the prior year.

“We had another successful year, delivering strong results and establishing new platforms that will enable us to grow and diversify our company in the future.  We redeployed proceeds from our capital recycling program into a number of attractive businesses and committed to an investment in a French communication tower infrastructure company,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.  “2015 is shaping up to be potentially one of the most active periods for infrastructure investors. The trends we are seeing in the global economy could provide opportunities for step change growth for our business.”

Segment Performance

Brookfield Infrastructure’s utilities segment generated FFO growth of 12% on a comparable basis.  In total, we reported $367 million in 2014, which was a decline from $377 million earned in 2013 due to the sale of our Australasian regulated distribution business in the fourth quarter of 2013.  We benefited from record connection activity in our UK regulated distribution operations, the commissioning of projects into rate base across all of our operations, inflation indexation and margin improvement programs implemented during the year.

Our transport segment contributed FFO of $392 million this year, compared to $326 million in the prior year.  The substantial growth in FFO was primarily the result of new investments in Brazil where we increased our ownership in our toll roads and acquired a rail operation. The segment’s results also reflected higher volumes across most of its operations, aided by a favorable grain harvest in Australia, an increase in light vehicle traffic in South America and higher bulk and container activity in the UK.  In addition to the strong volumes experienced in this segment, we also benefited from higher tariffs across our assets.

Our energy segment earned FFO of $68 million in 2014, which was roughly in-line with the prior year’s results of $70 million.  We continue to be impacted by a challenging commodity environment that has negatively impacted results at our natural gas transmission operations.  This was largely offset by the increased contribution from our district energy operations.

The following table presents net income and FFO by segment:

	Three months ended Dec. 31		Year ended Dec. 31
US$ millions, unaudited	2014	2013	2014	2013

FFO by segment
Utilities	$93	$92	$367	$377
Transport	101	94	392	326
Energy	16	16	68	70
Corporate and other	(30)	(27)	(103)	(91)
FFO	$180	$175	$724	$682

Net income (loss) by segment
Utilities	$27	$107	$154	$236
Transport	28	12	103	65
Energy	(1)	(270)	4	(254)
Corporate and other	13	(44)	(77)	(105)
Net income (loss)	$67	$(195)	$184	$(58)

Acquisitions Update

During the fourth quarter of 2014, we expanded our energy segment following the closing of three previously announced acquisitions including gas storage businesses in California and Texas and a district energy system in Seattle.

In addition, along with institutional partners, we progressed the acquisition of 50% of TDF, the largest independent communication tower infrastructure business in France.  The total enterprise value is €3.55 billion, and Brookfield Infrastructure’s equity commitment will be approximately $500 million.  We received unanimous Works’ Council approvals in mid-January 2015, and subject to receiving EU and French competition and regulatory approvals, the transaction is expected to close by the end of March 2015.

Increased Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.53 per unit, payable on March 31, 2015 to unitholders of record as at the close of business on February 27, 2015.  This distribution represents a 10% increase compared to the prior year.

For registered unitholders, distributions are eligible for reinvestment under the Partnership’s Distribution reinvestment plan.  Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia, and Europe. We also seek acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities regulations. The words “will”, “could”, “tend to”, “target”, “future”, “growth”, “expect”, “believe”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion and diversification of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing acquisitions, expected capital expenditures, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced acquisitions that may be subject to conditions precedent) and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses, and other non-cash items. A reconciliation of net income to FFO is available on page 5 of this release.

2
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and 12 months ended December 31, 2014 were 210.1 million   (2013 –  210.0  million and 206.7 million, respectively).

3  Represents net income (loss) per limited partnership unit.
4  Payout ratio is defined as distributions paid (inclusive of GP incentive distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended Dec. 31		For the 12-month period ended Dec. 31
(US$ MILLIONS, UNAUDITED)	2014	2013	2014	2013

Adjusted EBITDA
Utilities	$131	$138	$519	$547
Transport	148	143	599	497
Energy	34	33	139	137
Corporate and other	(31)	(28)	(115)	(71)
Total	282	286	1,142	1,110

Financing costs	(101)	(104)	(416)	(423)
Other expenses	(1)	(7)	(2)	(5)
Funds from operations (FFO)	180	175	724	682

Depreciation and amortization	(122)	(98)	(481)	(400)
Impairment charge	—	(275)	—	(275)
Deferred taxes and other items	9	3	(59)	(65)
Net income (loss) attributable to the partnership	$67	$(195)	$184	$(58)

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income (loss) attributable to the partnership includes net income (loss) attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of December 31
(US$ MILLIONS, UNAUDITED)	2014	2013

Assets
Operating Platforms
Utilities	$1,962	$1,928
Transport	2,457	2,456
Energy	786	702
Corporate cash and financial assets	317	523
	$5,522	$5,609

Liabilities
Corporate borrowings	$588	$377
Other liabilities, net	56	46
	644	423

Capitalization
Partnership capital	4,878	5,186
	$5,522	$5,609

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 7 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

As of December 31
(US$ MILLIONS, UNAUDITED)	2014	2013

Assets
Cash and cash equivalents	$189	$538
Financial assets	305	259
Accounts receivable and other	499	471
Assets classified as held for sale	567	—
Total current assets	1,560	1,268

Property, plant and equipment	8,084	7,763
Intangible assets	3,575	4,006
Investments in associates	2,412	2,039
Investment properties	162	164
Deferred income taxes and other	702	442
Total assets	$16,495	$15,682

Liabilities and partnership capital
Accounts payable and other	$532	$491
Non-recourse borrowings	41	71
Financial liabilities	49	36
Liabilities directly associated with assets classified as held for sale	199	—
Total current liabilities	821	598

Corporate borrowings	588	377
Non-recourse borrowings	6,180	5,719
Financial liabilities	554	511
Deferred income taxes and other	2,030	1,872
Total liabilities	10,173	9,077

Partnership capital
Limited partners	3,533	3,751
General partner	24	27
Non-controlling interest – redeemable partnership units held by Brookfield	1,321	1,408
Non-controlling interest – in operating subsidiaries	1,444	1,419
Total partnership capital	6,322	6,605
Total liabilities and partnership capital	$16,495	$15,682

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended Dec. 31		For the 12-month period ended Dec. 31
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2014	2013	2014	2013

Revenues	$465	$470	$1,924	$1,826
Direct operating costs	(203)	(212)	(846)	(823)
General and administrative expenses	(31)	(28)	(115)	(110)
Depreciation and amortization expense	(98)	(79)	(380)	(329)
	133	151	583	564
Interest expense	(95)	(98)	(362)	(362)
Share of earnings from investments from associates	11	1	58	56
Gains on hedging items	29	7	38	19
Gain on sale of associate	—	35	—	53
Other (expenses) income	(12)	20	(1)	(35)
Income before income tax	66	116	316	295
Income tax (expense) recovery
Current	(7)	(7)	(30)	(3)
Deferred	6	(12)	(49)	1
Net income from continuing operations	65	97	237	293
Loss from discontinued operations, net of income tax	(2)	(273)	(8)	(228)
Non-controlling interest – in operating subsidiaries	4	(19)	(45)	(123)
Net income (loss) attributable to partnership	$67	$(195)	$184	$(58)
Attributable to:
Non-controlling interest – redeemable partnership units held by Brookfield	$15	$(58)	$39	$(26)
General partner	11	7	44	31
Limited partners	41	(144)	101	(63)
Basic and diluted earnings (loss) per unit attributable to:
Limited partners1	$0.28	$(0.96)	$0.67	$(0.43)

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 months ended December 31, 2014 were 150.3 million (2013 – 150.2 million and 147.8 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended Dec. 31		For the 12-month period ended Dec. 31
(US$ MILLIONS, UNAUDITED)	2014	2013	2014	2013

Operating Activities
Net income from continuing operations	$65	$97	$237	$293
Adjusted for the following items:
Loss from discontinued operations, net of income tax	(2)	(273)	(8)	(228)
Share of earnings from associates, net of distributions	5	323	(12)	307
Depreciation and amortization expense	98	79	380	329
Gain on sale of associate.	—	(35)	—	(53)
Gains on hedging items and other	(13)	6	(9)	53
Deferred tax recovery	(6)	12	49	12
Change in non-cash working capital, net	31	(74)	46	(45)
Cash from operating activities	178	135	683	668

Investing Activities
Net proceeds from (investments in): Operating assets	(51)	(43)	(89)	566
Associates	(65)	411	(447)	(61)
Long-lived assets	(104)	(107)	(439)	(420)
Financial assets	—	150	(90)	(221)
Cash (used by) from investing activities	(220)	411	(1,065)	(136)

Financing Activities
Distribution to limited and general partners	(112)	(98)	(448)	(388)
Net (repayments) borrowings:
Corporate	(16)	(193)	246	(546)
Subsidiary	334	70	556	520
Issuance of partnership units (inclusive of dividend reinvestment plan)	—	2	2	338
Subsidiary distributions to non-controlling interest	(196)	(62)	(314)	(156)
Cash from (used by) financing activities	10	(281)	42	(232)

Cash and cash equivalents
Change during the period	(32)	$265	(340)	$300
Impact of foreign exchange on cash	(13)	(7)	(9)	(25)
Balance, beginning of period	234	280	538	263
Balance, end of period	$189	$538	$189	$538